DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05004385

February 11, 2005

John W. Kapples
Vice President and Secretary
Raytheon Company
870 Winter Street
Waltham, MA 02451-1449

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/11/2005

Re: Raytheon Company
Incoming letter dated December 23, 2004

Dear Mr. Kapples:

This is in response to your letters dated December 23, 2004 and January 4, 2005 concerning the shareholder proposal submitted to Raytheon by John Chevedden. We also have received letters from the proponent dated December 27, 2004, January 6, 2005 and January 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

RECD S.E.C.
FEB 14 2005
1086

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
FEB 24 2005
THOMSON
FINANCIAL

82267

Raytheon

Organization	**EXECUTIVE OFFICES**	Classification	**NONE**
Date	**December 23, 2004**	File	**NA**
To	**Staff of Division of Corporation Finance**	Copies	
From	**Jane Freedman**	Subject	**No-Action Letters**

I enclose one copy of each of four requests for no-action that were submitted electronically via e-mail on December 23, 2004 with respect to four shareholder proposals submitted for inclusion in the Company's 2005 proxy materials. Please contact me with any questions.

Raytheon

John W. Kapples
Vice President and Secretary
781.522.3038
781.522.3332 fax
john_w_kapples@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

By E-Mail

December 23, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rules 14a-8(i)(9),14a-8(i)(10)

Ladies and Gentlemen:

Raytheon Company, a Delaware corporation ("Raytheon"), has received a shareholder proposal (the "Proposal"), attached to this letter as Exhibit A, from shareholder John Chevedden (the "Proponent") that the Proponent wishes to have included in Raytheon's proxy materials for its 2005 annual meeting of shareholders (the "2005 Proxy Materials").

The Proposal states as follows:

"RESOLVED: Comprehensive Commitment to Elect Each Director Annually. Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw calling for each director to be elected annually. This would include our director elections completely converting from the current stagger system to a complete annual election of each director in one election cycle if practicable. This includes using all means in the Raytheon Board's power to obtain the substantial vote required for adoption such as accompanying management contact with brokers, special management solicitations and one-on-one management contacts with major shareholders."

Raytheon intends to omit the Proposal and its supporting text because it is excludable under Rule 14a-8(i)(10), since Raytheon has already substantially implemented the Proposal.

Raytheon intends to omit the Proposal and its supporting text for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(10) because the company has already substantially implemented the proposal.

- The Proposal is excludable under Rule 14a-8(i)(9) because it directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Accordingly, we submit this statement of reasons for exclusion of the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, and hereby request that the Staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend enforcement action against Raytheon should it omit the Proposal from the 2005 Proxy Materials. Pursuant to guidance set forth on the Commission's web site at www.sec.gov/contact/mailboxes.htm, we are submitting this letter electronically via e-mail with a confirmatory hard copy to be filed concurrently with the Staff. In addition, pursuant to Rule 14a-8(j)(1), Raytheon is notifying the Proponent of its intention to omit the Proposal from the 2005 Proxy and we have provided a copy of this submission to the Proponent.

I. Background

Under Raytheon's current classified board structure, the Board of Directors (the "Raytheon Board") is divided into three classes. Directors in each class are elected to a three-year term with a third of the Raytheon Board standing for election each year.

In 2004 , Raytheon received and included in its annual meeting proxy statement a shareholder proposal submitted by the Proponent concerning the annual election of directors. At Raytheon's 2004 annual meeting, the following proposal (the "2004 Proposal") was approved by holders of a majority of Raytheon's shares voting on the 2004 Proposal:

"RESOLVED: Shareholders request that our Directors increase shareholder rights and take the steps necessary so that each director is elected annually. (Does not affect the unexpired terms of directors)."

On October 20, 2004, Raytheon received a first version of the "declassified board" proposal from the Proponent, attached to this letter as Exhibit B. The text of this proposal was as follows:

"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually."

In the Supporting Statement for his October 20 proposal, the Proponent stated: "I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006."

On the morning of November 2, 2004, Raytheon publicly announced that the Raytheon Board had voted to submit a proposal to shareholders (the "Raytheon Proposal"), at Raytheon's 2005 annual meeting, that, if approved, would eliminate Raytheon's classified board structure. The Raytheon Proposal will ask Raytheon's shareholders to vote on the Raytheon Board's recommendation that Raytheon's Restated Certificate of Incorporation be amended so that the entire Raytheon Board will stand for election each year, commencing at the 2006 annual meeting. The Raytheon Proposal fully implements the Proponent's 2004 Proposal and arguably even goes beyond it. It also fully implements the first version of the Proponent's current Proposal.

On November 25, 2004 Raytheon received the Proponent's revised Proposal, which supersedes the first version of the Proposal. The primary difference between the Proponent's first version and the revised Proposal is that the Proponent deleted the sentence requesting that the proposal be implemented "promptly with each director elected to a one-year term starting in 2006." If the Proponent had not revised the Proposal, it would be identical in effect to the Raytheon Proposal. As it is, while the revisions to the Proposal from the first to the second version do not appear to create a substantive difference from the Raytheon Proposal, they appear to be calculated to create at least a cosmetic difference, to enhance the Proponent's chances of seeing his Proposal in Raytheon's 2005 proxy statement, which appears to be his principle objective.

II. Analysis

The Company Has Already Substantially Implemented the Proposal and Therefore It Should Be Excluded.

Rule 14a-8(i)(10) allows for the exclusion of proposals "if the company has already substantially implemented the proposal." The Staff has consistently taken the position that shareholder proposals are moot under Rule 14a-8(i)(10) when the procedures or policies addressed in the proposal have been substantially implemented by the company. See, for example, *Nordstrom Inc.* (February 8, 1995)(proposal that requested company's board of directors to commit to a code of conduct to ensure that its overseas suppliers meet basic standards of conduct held moot because company had issued conduct guidelines to all of its vendors). In order to make the determination that a procedure or policy has been substantially implemented, the Commission does *not* require that a company implement every aspect of the proposal in question. See *SEC Release No. 34-20091* (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. See, for example, *Masco Corp.* (March 29, 1999)(finding a proposal for adopting certain qualifications for outside directors to be moot when the company had already substantially addressed this issue). See also, *Texaco, Inc.* (March 11, 1991)(company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

The Staff has consistently taken a "no-action" position as to the exclusion, based on Rule 14a-8(i)(10), of proposals relating to the declassification of a company's board of directors, if the company's board has already adopted a resolution to initiate elimination of its classified board structure. In permitting these proposals to be excluded, the Staff has specifically noted that these companies, like Raytheon, have been required by their organizational documents to receive shareholder approval for the elimination of the classified board structure, and that the resolutions adopted provide for shareholder approval.

For example, in *SBC Communications Inc.* (Jan. 9, 2004), the Staff did not object to the exclusion of a shareholder proposal that sought to require that "all members of the Board of Directors be elected annually." SBC's board of directors, like the Raytheon Board, had already approved the annual election of directors and the related elimination of its classified structure, and had acted to submit the proposal to a binding shareholder vote. In addition, SBC's certificate of incorporation, like Raytheon's, required that the company's shareholders approve any amendment that would modify its classified board structure. The Staff specifically noted that "SBC must receive shareholder approval in order to provide for the annual election of directors and that shareholders will be provided the opportunity" and, as a result, it did not object to the exclusion of the proposal under rule 14a-8(i)(10).

See also *Weyerhaeuser Co.* (Mar. 8, 2004) (permitting the company to omit a shareholder proposal to declassify the board, based on the company's argument that the proposal had been substantially implemented because the board had approved an amendment to the company's bylaws to eliminate the classified structure and would be submitting such amendment to the company's shareholders at the annual meeting, as required by the company's certificate of incorporation); *Xcel Energy Inc.* (Feb. 4, 2004); *KeyCorp* (Mar. 13, 2002) (permitting the company to omit a shareholder proposal to declassify the board, based on the company's argument that the proposal had been substantially implemented by the company because it would be including a binding proposal to declassify the board in the company's 2002 proxy statement, even though the board was recommending that shareholders vote against the proposal).

In each of the foregoing precedents, the Staff took a "no-action" position under Rule 14a-8(i)(10) because the registrants' boards, like the Raytheon Board, had adopted a resolution to submit a proposal to their companies' shareholders to eliminate the classified board structure.

Raytheon's current classified board structure is set forth in its Restated Certificate of Incorporation, which can be amended only with the approval of the holders of a majority of Raytheon shares. Accordingly, the Raytheon Board cannot implement its proposal to declassify the Raytheon Board without an amendment, approved by Raytheon's shareholders, to those provisions in its Restated Certificate of Incorporation. The Raytheon Board will seek that approval at the 2005 annual meeting, which is the next scheduled shareholders meeting subsequent to the Raytheon Board's approval of the declassification of the Board. If the declassification amendment is duly approved by Raytheon's shareholders, all director positions would be voted on by Raytheon's shareholders at the annual election of directors following such approval, at the 2006 annual meeting.

The Proposal seems to imply that the Raytheon Board could implement declassification prior to the 2005 annual meeting by amending Raytheon's By-Laws without shareholder approval. That is simply wrong. The classified board provisions are set forth in Raytheon's Restated Certificate of Incorporation, which can only be amended with the approval of the shareholders.

The Proponent's Supporting Statement also seems to imply that Safeway Inc. declassified its board in a manner more expeditious than that recommended by in the Raytheon Proposal. That too is wrong. At Safeway's 2004 annual meeting, the shareholders of Safeway voted on a charter amendment to declassify the Safeway board, and separately to elect directors to the single class (of three) whose terms expired at that meeting. That amendment passed, and as a result all Safeway director positions will be voted on at Safeway's 2005 meeting. That is identical to the procedure proposed by the Raytheon Board.

Therefore, since the Raytheon Board has already approved a proposal to eliminate its classified board structure, and has acted to submit the proposal to a binding shareholder vote, as required by its certificate of incorporation, Raytheon has substantially implemented the guidelines of the Proposal, and the Proposal has been rendered moot.

The Proponent's Proposal Directly Conflicts With One of the Company's Own Proposals to be Submitted to Shareholders at the Same Meeting and Therefore It Should Be Excluded.

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy statement when the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. It is well established under both Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), that a company may omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders. See *Croghan Bancshares, Inc.* (Mar. 13, 2002); *Phillips-Van Heusen Corp.* (Apr. 21, 2000).

As discussed above, the Proposal deals with the same subject as the Raytheon Proposal. More specifically, each of the Raytheon Proposal and the Proposal sets forth procedures for the declassification of the Raytheon Board and the annual election of its directors. As argued in the previous section, the Raytheon Proposal substantially implements the Proposal. However, the Proposal is vague and it is conceivable that the request to take the necessary steps in "the most expeditious manner possible" contemplates something other than the election of all directors starting at Raytheon's 2006 annual meeting.

Under the Raytheon Proposal, the shareholders will be asked to approve a proposal to elect all directors annually starting at the 2006 annual meeting. In the event that the Proposal is interpreted by shareholders to mean something different, the two proposals would directly conflict. If so, and if both proposals are submitted to and approved by Raytheon's shareholders, it would not be clear when all directors should first stand for annual election. This would result in an ambiguous and inconsistent mandate from Raytheon's shareholders. Therefore, if the Proposal is interpreted in this manner, the Proposal would directly conflict with the Raytheon Proposal and should be excluded.

In any case, both the Proposal and the Raytheon Proposal deal with the same issue - the annual election of directors to the Raytheon Board. Shareholders are likely to be confused by the similar proposals and could vote inconsistently. If one were approved and the other rejected, Raytheon would be faced with a conflicting mandate from the shareholders on the issue.

III. Conclusion

The Raytheon Board has already responded to shareholder sentiment by approving a proposal to eliminate its classified board structure and to take the necessary steps to elect directors annually.

Raytheon's Proposal calls for the elimination of its classified board structure and the annual election of all directors starting at the 2006 annual meeting. As required by its certificate of incorporation, Raytheon must receive shareholder approval in order to effect this change. This will be sought at the next shareholder meeting - the 2005 annual meeting. Therefore, the Proposal should be excluded under Rule 14a-8(i)(10) because it has been substantially implemented.

Moreover, the similarity of the Proposal to the Raytheon Proposal is likely to cause confusion and could result in an ambiguous and inconsistent mandate from its shareholders. Thus, the Proposal may also be excluded under Rule 14a-8(i)(9), because it directly conflicts with one of Raytheon's own proposals to be submitted to shareholders at the same meeting.

For the foregoing reasons, we believe that the Proposal may be omitted from Raytheon's 2005 Proxy Materials. Accordingly, we request the concurrence of the Staff that it will not recommend enforcement action against Raytheon, should it omit the Proposal from the 2005 Proxy Materials.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at 781-522-3038 or Jane Freedman at 781-522-3036. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response. Please be advised that Raytheon intends to mail its definitive proxy materials to shareholders around March 24, 2005, and that it will therefore be sending these materials to a financial printer not later than March 16, 2005.

Very truly yours,

John W. Kapples

cc: John Chevedden
Jay B. Stephens, Senior Vice President and General Counsel
Jane E. Freedman, Senior Counsel

[November 25, 2004]

3 – Comprehensive Commitment to Elect Each Director Annually

RESOLVED: Comprehensive Commitment to Elect Each Director Annually. Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw calling for each director to be elected annually. This would include our director elections completely converting from the current stagger system to a complete annual election of each director in one election cycle if practicable. This includes using all means in our Board's power to obtain the substantial vote required for adoption such as accompanying management contact with brokers, special management solicitations and one-on-one management contacts with major shareholders.

The Safeway Inc. 2004 definitive proxy is one example of converting from a complete stagger system to a complete annual election of each director system in one election cycle.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

78% Yes-Vote

We as shareholders voted repeatedly and solidly in support of this topic.

Year	Rate of Support
2000	56%
2001	66%
2002	61%
2004	78%

These percentages are based on yes and no votes cast.

Hopefully our Board will follow the precedent it took regarding its Poison Pill. Raytheon dropped its Poison Pill – as shareholders have urged for the last four years according to *Aviation Week*, March 8, 2004.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends:

- Adoption of this proposal topic.
- Adoption of any proposal which wins one majority shareholder vote – and we gave this topic four majority votes.

Annual election of each director also enables shareholders to vote annually on each member of our key Audit Committee. Three of our audit committee members hold 4 or 5 director seats – over-extension concern.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year.

"Take on the Street" by Arthur Levitt

Comprehensive Commitment to Elect Each Director Annually
Yes on 3

Notes:

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

The above format is the format submitted and intended for publication. It is specifically requested that the company not repeat its 2004 practice of prejudicial editing such as adding un-submitted white-space to disconnect the unified parts of the published proposal, using other unaccepted editing practices and furthermore not invent new ways to prejudicially edit shareholder proposals. This 2004 company practice was disingenuous since it was the equivalent of adding words to the proposal in terms of publication cost.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Monday, December 27, 2004 6:12 PM
To: cfletters@sec.gov
Subject: Raytheon Company (RTN) Rejectable No Action Requests

6 Copies December 27, 2004
FX: 202-942-9525

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Rejectable No Action Requests

Lades and Gentlemen:

On December 27, 2004 the company had delivered to me two no action requests without any shareholder proposals included whatsoever. This leads me to believe that the company forward identical papers to the Office of Chief Counsel.

Since shareholder proposals cannot be evaluated without a copy of the proposal itself, this is evidence that the company has failed to submit a proper no action request. Thus these company papers may be rejectable.

Sincerely,

John Chevedden

cc: John W. Kapples
Corporate Secretary
FX: 781-522-3001
Ray T. Chevedden

Raytheon

Jane E. Freedman
Senior Counsel
Raytheon Company
Office of the General Counsel
870 Winter Street
Waltham, MA 02451-1449 USA
Tel. 781.522.3036
Fax 781.522.6466
email: jane_freedman@raytheon.com

By Overnight Mail

January 4, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Requests for No-Action Submitted December 23, 2004

Ladies and Gentlemen:

Raytheon Company, a Delaware corporation (the "Company"), has received a letter from John Chevedden dated December 27, 2004 (attached hereto) regarding the Company's requests for no-action submitted to the Office of the Chief Counsel of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") on December 23, 2004. The Company submitted two requests for no-action with respect to two shareholder proposals (concerning the annual election of directors and the adoption of a policy regarding shareholder rights plans) submitted to the Company by Mr. Chevedden (or his agent) for inclusion in the Company's 2005 proxy materials.

At the risk of further burdening the SEC with additional correspondence regarding the Company's no-action requests, we call your attention to the fact that each of the two requests for no-action with respect to Mr. Chevedden's proposals was properly submitted electronically (with a follow-up hard copy) and included as an attachment the complete text of the relevant proposal and supporting statement. Each no-action request also included in the body of the request the complete text of each proposal and supporting statement. The copies of the no-action requests sent to Mr. Chevedden were identical to the requests submitted to the SEC in that they also included the text of the proposals in the body of the request but did not include the proposals as attachments to the letters. Therefore, the Company's requests for no-action were properly submitted to the SEC and are not "rejectable" as Mr. Chevedden states in his letter.

Please contact the undersigned at (781) 522-3036 or John W. Kapples at (781) 522-3038 should you have any questions or concerns.

Very truly yours,

Jane E. Freedman

Jane E. Freedman

cc: John Chevedden
John W. Kapples, Vice President and Corporate Secretary

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies via fax and overnight
7th Copy for Date-Stamp Return

January 6, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Rejectable No Action Request Papers

Ladies and Gentlemen:

In spite of the company January 4, 2005 letter, the company has again failed to forward 2 Exhibit As and one Exhibit B in its two no action requests of December 23, 2004. I will notify the Staff immediately if the company forwards Exhibits A and B.

It is respectfully requested that the date that the exhibits are received by the undersigned be the date determined as the date the company properly submitted its no action requests to the Staff. And if the Exhibits are never received then the no action request would not be considered properly submitted. I believe this would be consistent with this section of rule 14a-8 (emphasis added):

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. *The company must simultaneously provide you with a copy of its submission.* The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

The company appears to add the words "minus exhibits" to "a copy of its submission." It is respectfully requested that the Staff allow the proponent 3 weeks to respond once the Exhibits have been received – if they are received.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Jane Freeman, PH: 781-522-3036, FX: 781-522-3332

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Position on
Incomplete Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: John Chevedden

Ladies and Gentlemen:

The company wants premature no action credit now for a future action which may fail to result in adoption of Board declassification. The company does not claim that it can guarantee that it will obtain the required shareholder approval that it alludes to.

The company does not even forecast that the odds are at least 50-50 in obtaining the required shareholder approval. The company offers no assurance that it will solicit shareholders if necessary for the required shareholder approval. The company offers no assurance that if the company's 2005 proposal fails that the company will try again in 2006 by redoubling its effort by using the methods advocated in this proposal.

Without any forecast whatsoever of the prospect of obtaining the required shareholder approval, the company incongruously states, "The Company Has Already Substantially Implemented the Proposal ..." How can the company claim implementation when it is not taking all the steps available to prevent complete failure. If the required vote is not obtained there will be complete failure to implement because there will be absolutely no transition to annual election of each director.

In Alaska Air (March 8, 2002) the Staff did not concur with the Alaska Air rule 14a-8(i)(10) claim of substantially implemented. Alaska Air's failed argument stated that it took the "steps necessary" in its failed attempt to obtain the required shareholder approval. The company proposal followed a majority vote on a shareholder proposal on the same topic.

Alaska Air said, "Certainly the Board cannot, nor should it, be expected to guarantee the outcome of a particular vote." Alaska Air claimed it should get implementation credit for failure to implement due to its "good faith effort." The March 8, 2002 Staff letter stated, "We are unable to concur in your view that Alaska Air may exclude the proposal under rule 14a-8(i)(10)."

It is important that this shareholder proposal be on the company 2005 ballot because companies are rated on whether they act to implement a shareholder proposal receiving majority yes and no votes. Thus if the company proposal does not garner the required vote there would be no record of a shareholder proposal on the same topic receiving a majority yes and no vote at the 2005 annual meeting. The company would then escape any analyst downgrading for not responding to a majority shareholder vote in 2005.

In spite of a number of purported precedents the company cited only two cases focused on a declassify proposal, SBC Communications Inc. (Jan. 9, 2004) and Weyerhaeuser Co. (March 8, 2004). Neither case involved the following unique text of this declassify proposal:
"Comprehensive Commitment to Elect Each Director Annually. ... This includes using all means in our Board's power to obtain the substantial vote required for adoption such as accompanying management contact with brokers, special management solicitations and one-on-one management contacts with major shareholders."

In regard to its own declassify proposal the company seems focused on negatives and the uncertainty of adoption. For instance the company said, "Accordingly, the Raytheon Board *cannot* implement its proposal to declassify the Raytheon Board *without* ..." The company also acknowledges that the topic may not be approved at the 2005 annual meeting by stating, "*If* the declassification amendment is duly approved ..." (emphasis added). Yet the company is not prepared to take the extra steps called for in the shareholder proposal to improve the chances for adoption. The company does not dispute that the above unique steps in the shareholder proposal would improve the chances of obtaining the required votes for adoption.

This rule 14a-8 proposal could be termed a companion proposal that provides a greater commitment to the objective of both the company proposal and the rule 14-8a proposal.

According to The Corporate Library 76% of company stock is held by institutions. The company does not claim that institutional shareholders are likely to be confused by two proposals – one of which provides greater commitment to the same objective. This high level of institutional ownership would make it unlikely that voting would be materially inconsistent.

In spite of the company January 4, 2005 response to a request for exhibits, the company continues to fail to forward two Exhibit As and one Exhibit B in its two no action requests of December 23, 2004. The company has yet to forward these key exhibits.

It is respectfully requested that the date that the exhibits are received by the undersigned be the date determined as the date the company properly submitted its no action requests to the Staff. And if the Exhibits are never received then the no action request would not be considered properly submitted. I believe this would be consistent with this section of rule 14a-8:

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. *The company must simultaneously provide you with a copy of its submission.* The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline [emphasis added].

The company thus appears to add the words minus exhibits to its interpretation of "a copy of its submission."

Additionally rule 14a-8 states:

2. How does rule 14a-8 operate?

The rule operates as follows: ...

*   if the company intends to exclude the proposal from its proxy materials, it *must* submit its reason(s) for doing so to the Commission and *simultaneously provide the shareholder with a copy of that submission*. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc: John W. Kapples

6 Copies December 27, 2004
FX: 202-942-9525

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Rejectable No Action Requests

Lades and Gentlemen:

On December 27, 2004 the company had delivered to me two no action requests without any shareholder proposals included whatsoever. This leads me to believe that the company forward identical papers to the Office of Chief Counsel.

Since shareholder proposals cannot be evaluated without a copy of the proposal itself, this is evidence that the company has failed to submit a proper no action request. Thus these company papers may be rejectable.

Sincerely,

John Chevedden

cc: John W. Kapples
Corporate Secretary
FX: 781-522-3001
Ray T. Chevedden

[November 25, 2004]

3 – Comprehensive Commitment to Elect Each Director Annually

RESOLVED: Comprehensive Commitment to Elect Each Director Annually. Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw calling for each director to be elected annually. This would include our director elections completely converting from the current stagger system to a complete annual election of each director in one election cycle if practicable. This includes using all means in our Board's power to obtain the substantial vote required for adoption such as accompanying management contact with brokers, special management solicitations and one-on-one management contacts with major shareholders.

The Safeway Inc. 2004 definitive proxy is one example of converting from a complete stagger system to a complete annual election of each director system in one election cycle.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

78% Yes-Vote

We as shareholders voted repeatedly and solidly in support of this topic.

Year	Rate of Support
2000	56%
2001	66%
2002	61%
2004	78%

These percentages are based on yes and no votes cast.

Hopefully our Board will follow the precedent it took regarding its Poison Pill. Raytheon dropped its Poison Pill – as shareholders have urged for the last four years according to *Aviation Week*, March 8, 2004.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends:

- Adoption of this proposal topic.
- Adoption of any proposal which wins one majority shareholder vote – and we gave this topic four majority votes.

Annual election of each director also enables shareholders to vote annually on each member of our key Audit Committee. Three of our audit committee members hold 4 or 5 director seats – over-extension concern.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year.

"Take on the Street" by Arthur Levitt

Comprehensive Commitment to Elect Each Director Annually
Yes on 3

Notes:
The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

The above format is the format submitted and intended for publication. It is specifically requested that the company not repeat its 2004 practice of prejudicial editing such as adding un-submitted white-space to disconnect the unified parts of the published proposal, using other unaccepted editing practices and furthermore not invent new ways to prejudicially edit shareholder proposals. This 2004 company practice was disingenuous since it was the equivalent of adding words to the proposal in terms of publication cost.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated December 23, 2004

The proposal requests that the directors take the necessary steps, in the most expeditious manner possible, to adopt and implement the annual election of each director.

There appears to be some basis for your view that Raytheon may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Raytheon must receive shareholder approval in order to provide for the annual election of directors and that shareholders will be provided the opportunity to give that approval at Raytheon's 2005 annual meeting. Accordingly, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Raytheon relies.

Sincerely,

Sukjoon Richard Lee

Sukjoon Richard Lee
Attorney-Adviser